Exhibit 99.1

Stockholm, Sweden	June 30, 2022

Number of shares and votes in Calliditas Therapeutics

During June, Calliditas Therapeutics AB (publ) has issued 5,908,018 class C-shares as part of the establishment of the company’s at-the-market program. Thus, as of June 30, 2022, the number of shares and votes in the company amounts to 59,106,188 shares and 53,788,971.8 votes.

For further information, please contact:

Mikael Widell, Investor relations

Tel.: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information in the press release is such that Calliditas Therapeutics AB (publ) is required to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 10:00 a.m. CEST on June 30, 2022.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, TARPEYOTM (budesonide) delayed release capsules, has been approved by the FDA. This drug product is awaiting European Commission (EC) approval following a positive CHMP opinion. Additionally, Calliditas is conducting a Phase 2b/3 trial with its NOX inhibitor product candidate setanaxib in primary biliary cholangitis and is initiating a head and neck cancer Phase 2 trial with setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).